SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
April 20, 2006
VIVENDI UNIVERSAL
42, avenue de Friedland
75008 Paris
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Contents: Press Releases and Slides Presented at the Company’s Annual Meeting of Shareholders.
This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-81578) as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBIT LIST
SIGNATURES
EX-99.1: PRESS RELEASE
EX-99.2: PRESS RELEASE
EX-99.3: PRESS RELEASE
EX-99.4: SLIDES PRESENTED AT THE COMPANY'S ANNUAL MEETING OF SHAREHOLDERS

EXHIBIT LIST

Exhibit	Description
99.1	Press Release
99.2	Press Release
99.3	Press Release
99.4	Slides Presented at the Company’s Annual Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVENDI UNIVERSAL

	By:	/s/ George E. Bushnell III

	Name:	George E. Bushnell III
	Title:	Senior Vice President
Date: April 25, 2006